UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER

SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

VOXX INTERNATIONAL CORPORATION

(Name of the Issuer)

VOXX International Corporation
Gentex Corporation

Instrument Merger Sub, Inc.

(Names of Persons Filing Statement)

Class A Common Stock, Par Value $0.01 per share

Class B Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

Class A Common Stock: 91829F104

(CUSIP Number of Class of Securities)

Patrick M. Lavelle Chief Executive Officer VOXX International Corporation 2531 J Lawson Blvd Orlando, FL 32824 (800) 645-7750	Instrument Merger Sub, Inc. c/o Gentex Corporation Steven Downing Chief Executive Officer 600 North Centennial Street Zeeland, MI 49464 (616) 772-1800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Kenneth Henderson Aaron Lang Andrew Rodman Bryan Cave Leighton Paisner LLP 1290 Avenue of the Americas New York, NY 10104 (212) 541-2000	Larry Stopol Stopol & Camelo, LLP 180 Marcus Blvd. Happauge, NY 11788 (516) 317-2869	Benjamin Stulberg Ashley Gullett Jones Day 901 Lakeside Avenue Cleveland, OH 44114 (216) 586-3939

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

INTRODUCTION

This Amendment No.2 to this Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (as amended, this “Schedule 13E-3” or “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (i) VOXX International Corporation (“VOXX” or the “Company”), a Delaware corporation and the issuer of the shares of Class A common stock, par value $0.01 per share (the “Class A Common Stock”), and the shares of Class B common stock, par value $0.01 (together with the Class A Common Stock, the “Company Common Stock”), that is subject to the Rule 13e-3 transaction, (ii) Gentex Corporation, a Michigan corporation (“Gentex”), and (iii) Instrument Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Gentex (“Merger Sub”). Gentex and Merger Sub are Filing Persons of this Transaction Statement because they may be deemed affiliates of the Company under a possible interpretation of the SEC rules governing “going-private” transactions.

On December 17, 2024, the Company, Gentex and Merger Sub entered into an Agreement and Plan of Merger (as amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”), pursuant to which, subject to the satisfaction or waiver of certain conditions and on the terms set forth therein, Merger Sub will merge with and into the Company, with the Company as the surviving corporation as a wholly owned subsidiary of Gentex (the “Merger”). Concurrently with the filing of this Schedule 13E-3, the Company is filing with the SEC a definitive proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, relating to a special meeting of the stockholders of the Company (the “Special Meeting”), at which the stockholders of the Company will consider and vote upon a proposal to approve and adopt the Merger Agreement, a non-binding, advisory vote to approve certain items of compensation that are based on or otherwise related to the Merger and may become payable to certain named executive officers of the Company under existing agreements with the Company and a proposal to adjourn the Special Meeting, if necessary or appropriate, including adjournments to solicit additional proxies if there are insufficient votes at the time of the Special Meeting to adopt the Merger Agreement. The adoption of the Merger Agreement will require the affirmative vote of (i) the holders of at least a majority of the voting power of all outstanding shares of Company Common Stock entitled to vote in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), and (ii) at least 66 and two-thirds percent of the voting power of the outstanding shares of Company Common Stock that is not held by Gentex, Merger Sub or their affiliates, as required pursuant to Section 203 of the DGCL, in each case outstanding as of the close of business on the record date for the Special Meeting. A copy of the definitive Proxy Statement is attached hereto as Exhibit (a)(2)(i) and incorporated herein by reference. A copy of the Merger Agreement is attached hereto as Exhibit (d)(i) and is also included as Annex A to the definitive Proxy Statement and incorporated herein by reference.

Under the terms of the Merger Agreement, if the Merger is completed, each share of Company Common Stock outstanding immediately prior to the consummation of the Merger, other than as provided below, will be converted into the right to receive $7.50 per share of Company Common Stock in cash (the “Per Share Merger Consideration”), without interest and less any applicable withholding taxes. The following shares of Company Common Stock will not be converted into the right to receive the Per Share Merger Consideration in connection with the Merger: (i) shares of Company Common Stock owned by Gentex, Merger Sub or the Company or any of their respective subsidiaries immediately prior to the Merger becoming effective (the “Effective Time”), and (ii) shares of Company Common Stock whose holders are entitled to demand and have properly exercised and validly perfected appraisal rights with respect to such shares of Company Common Stock in accordance with Section 262 of the DGCL, a copy of which is attached hereto as Exhibit (f) and is also included as Annex D to the definitive Proxy Statement and incorporated herein by reference.

The Merger is subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including the approval and adoption of the Merger Agreement by the Company’s stockholders. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all appendices thereto, is incorporated in its entirety herein by reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the appendices thereto.

Capitalized terms used but not expressly defined in this Schedule 13E-3 shall have the respective meanings given to them in the Proxy Statement.

While each of the Filing Persons acknowledges that the Merger is a “going private” transaction for purposes of Rule 13E-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any other Filing Person.

Item 1.   Summary Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

Item 2.   Subject Company Information

(a)  Name and Address. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“PARTIES TO THE MERGER”

(b)  Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“SPECIAL FACTORS - Certain Effects of the Merger”

“THE SPECIAL MEETING - Record Date and Quorum”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY - Market Price of Shares of Class A Common Stock and Dividends”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY - Security Ownership of Certain Beneficial Owners and Management”

(c)  Trading Market and Price. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY - Market Price of Shares of Class A Common Stock and Dividends”

(d)  Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY - Market Price of Shares of Class A Common Stock and Dividends”

(e)  Prior Public Offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY - Prior Public Offerings”

(f)  Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY - Certain Transactions in the Shares of the Company Common Stock”

Item 3.    Identity and Background of Filing Person

(a)-(c)  Name and Address; Business and Background of Entities; Business and Background of Natural Persons. VOXX International Corporation is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“PARTIES TO THE MERGER”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY”

“OTHER IMPORTANT INFORMATION REGARDING THE GENTEX GROUP”

Item 4.   Terms of the Transaction

(a)(1)  Tender Offers. Not Applicable.

(a)(2)  Merger or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“SPECIAL FACTORS - Background of the Merger”

“SPECIAL FACTORS - Purpose and Reasons of the Company for the Merger; Recommendation of the Company Board and the Transaction Committee; Fairness of the Merger”

“SPECIAL FACTORS - Position of the Gentex Group as to the Fairness of the Merger”

“SPECIAL FACTORS - Purpose and Reasons of the Gentex Group for the Merger”

“SPECIAL FACTORS - Plans for the Company After the Merger”

“SPECIAL FACTORS - Certain Effects of the Merger”

“SPECIAL FACTORS - Interests of Executive Officers and Directors of the Company in the Merger”

“SPECIAL FACTORS - Material U.S. Federal Income Tax Consequences of the Merger”

“SPECIAL FACTORS - Financing of the Merger”

“SPECIAL FACTORS - Effective Time of the Merger”

“SPECIAL FACTORS - Payment of Merger Consideration and Surrender of Stock Certificates”

“SPECIAL FACTORS - Fees and Expenses”

“SPECIAL FACTORS - Accounting Treatment”

“SPECIAL FACTORS - Regulatory Approvals”

“SPECIAL FACTORS - Voting and Support Agreement”

“THE MERGER AGREEMENT”

“THE SPECIAL MEETING - Vote Required”

Annex A - Agreement and Plan of Merger

(c)  Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS - Plans for the Company After the Merger”

“SPECIAL FACTORS - Certain Effects of the Merger”

“SPECIAL FACTORS - Interests of Executive Officers and Directors of the Company in the Merger”

“SPECIAL FACTORS - Voting and Support Agreement”

“THE MERGER AGREEMENT - Treatment of Company Common Stock and Equity Awards”

“THE MERGER AGREEMENT - Covenants of Gentex”

“MERGER-RELATED EXECUTIVE COMPENSATION ARRANGEMENTS (THE COMPENSATION PROPOSAL - PROPOSAL 2)”

Annex A - Agreement and Plan of Merger

Annex B - Voting and Support Agreement

(d)  Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“SPECIAL FACTORS - Purpose and Reasons of the Company for the Merger; Recommendation of the Company Board and the Transaction Committee; Fairness of the Merger”

“SPECIAL FACTORS - Appraisal Rights”

“THE MERGER AGREEMENT - Dissenter’s Rights”

“THE SPECIAL MEETING - Appraisal Rights”

“THE MERGER (THE MERGER PROPOSAL - PROPOSAL 1) - Appraisal Rights”

Annex A - Agreement and Plan of Merger

Annex D - Section 262 of the DGCL

(e)  Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS - Purpose and Reasons of the Company for the Merger; Recommendation of the Company Board and the Transaction Committee; Fairness of the Merger”

(f)  Eligibility for Listing or Trading. Not Applicable.

Item 5.   Past Contacts, Transactions, Negotiations and Agreements

(a)  Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS - Background of the Merger”

“SPECIAL FACTORS - Interests of Executive Officers and Directors of the Company in the Merger”

“THE MERGER AGREEMENT”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY - Certain Transactions in the Shares of Company Common Stock”

“WHERE YOU CAN FIND MORE INFORMATION”

Annex A - Agreement and Plan of Merger

(b)  Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“SPECIAL FACTORS - Background of the Merger”

“SPECIAL FACTORS - Plans for the Company After the Merger”

“SPECIAL FACTORS - Certain Effects of the Merger”

“SPECIAL FACTORS - Interests of Executive Officers and Directors of the Company in the Merger”

“SPECIAL FACTORS - Voting and Support Agreement”

“THE MERGER AGREEMENT”

“MERGER-RELATED EXECUTIVE COMPENSATION ARRANGEMENTS (THE COMPENSATION PROPOSAL - PROPOSAL 2)”

Annex A - Agreement and Plan of Merger

Annex B - Voting and Support Agreement

(c)  Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS - Background of the Merger”

“SPECIAL FACTORS - Interests of Executive Officers and Directors of the Company in the Merger”

“SPECIAL FACTORS - Voting and Support Agreement”

“THE MERGER AGREEMENT”

“MERGER-RELATED EXECUTIVE COMPENSATION ARRANGEMENTS (THE COMPENSATION PROPOSAL - PROPOSAL 2)”

(e)  Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“SPECIAL FACTORS - Background of the Merger”

“SPECIAL FACTORS - Plans for the Company After the Merger”

“SPECIAL FACTORS - Certain Effects of the Merger”

“SPECIAL FACTORS - Interests of Executive Officers and Directors of the Company in the Merger”

“SPECIAL FACTORS - Intent of the Directors and Executive Officers to Vote in Favor of the Merger”

“SPECIAL FACTORS - Intent of the Gentex Group to Vote in Favor of the Merger”

“SPECIAL FACTORS - Payment of Merger Consideration and Surrender of Stock Certificates”

“SPECIAL FACTORS - Voting and Support Agreement”

“THE MERGER AGREEMENT”

“MERGER-RELATED EXECUTIVE COMPENSATION ARRANGEMENTS (THE COMPENSATION PROPOSAL - PROPOSAL 2)”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY - Security Ownership of Certain Beneficial Owners and Management”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY - Prior Public Offerings”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY - Certain Transactions in the Shares of Company Common Stock”

“WHERE YOU CAN FIND MORE INFORMATION”

Annex A - Agreement and Plan of Merger

Annex B - Voting and Support Agreement

Item 6.   Purposes of the Transaction and Plans or Proposals

(b)  Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“SPECIAL FACTORS - Plans for the Company After the Merger”

“SPECIAL FACTORS - Certain Effects of the Merger”

“THE MERGER AGREEMENT”

“DELISTING AND DEREGISTRATION OF COMMON STOCK”

Annex A - Agreement and Plan of Merger

(c)(1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“SPECIAL FACTORS”

“THE MERGER AGREEMENT”

“THE SPECIAL MEETING”

“THE MERGER (THE MERGER AGREEMENT PROPOSAL - PROPOSAL 1)”

“MERGER-RELATED EXECUTIVE COMPENSATION ARRANGEMENTS (THE COMPENSATION PROPOSAL - PROPOSAL 2)”

“DELISTING AND DEREGISTRATION OF COMMON STOCK”

Annex A - Agreement and Plan of Merger

Annex B - Voting and Support Agreement

Item 7.   Purposes, Alternatives, Reasons and Effects

(a)  Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“SPECIAL FACTORS - Background of the Merger”

“SPECIAL FACTORS - Purpose and Reasons of the Company for the Merger; Recommendation of the Company Board and the Transaction Committee; Fairness of the Merger”

“SPECIAL FACTORS - Position of the Gentex Group as to the Fairness of the Merger”

“SPECIAL FACTORS - Purpose and Reasons of the Gentex Group for the Merger”

“SPECIAL FACTORS - Plans for the Company After the Merger”

“SPECIAL FACTORS - Certain Effects of the Merger”

(b)  Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS - Background of the Merger”

“SPECIAL FACTORS - Purpose and Reasons of the Company for the Merger; Recommendation of the Company Board and the Transaction Committee; Fairness of the Merger”

“SPECIAL FACTORS - Position of the Gentex Group as to the Fairness of the Merger”

“SPECIAL FACTORS - Purpose and Reasons of the Gentex Group for the Merger”

(c)  Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS - Background of the Merger”

“SPECIAL FACTORS - Purpose and Reasons of the Company for the Merger; Recommendation of the Company Board and the Transaction Committee; Fairness of the Merger”

“SPECIAL FACTORS - Opinion of Solomon Partners”

“SPECIAL FACTORS - Position of the Gentex Group as to the Fairness of the Merger”

“SPECIAL FACTORS - Purpose and Reasons of the Gentex Group for the Merger”

“SPECIAL FACTORS - Plans for the Company After the Merger”

“SPECIAL FACTORS - Certain Effects of the Merger”

Annex C - Opinion of Solomon Partners Securities, LLC

(d)  Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“SPECIAL FACTORS - Background of the Merger”

“SPECIAL FACTORS - Purpose and Reasons of the Company for the Merger; Recommendation of the Company Board and the Transaction Committee; Fairness of the Merger”

“SPECIAL FACTORS - Position of the Gentex Group as to the Fairness of the Merger”

“SPECIAL FACTORS - Purpose and Reasons of the Gentex Group for the Merger”

“SPECIAL FACTORS - Plans for the Company After the Merger”

“SPECIAL FACTORS - Certain Effects of the Merger”

“SPECIAL FACTORS - Certain Effects on the Company if the Merger is not Completed”

“SPECIAL FACTORS - Interests of Executive Officers and Directors of the Company in the Merger”

“SPECIAL FACTORS - Material U.S. Federal Income Tax Consequences of the Merger”

“SPECIAL FACTORS - Financing of the Merger”

“SPECIAL FACTORS - Payment of Merger Consideration and Surrender of Stock Certificates”

“SPECIAL FACTORS - Fees and Expenses”

“SPECIAL FACTORS - Accounting Treatment”

“THE MERGER AGREEMENT - Effects of the Merger; Directors and Officers; Articles of Incorporation; Bylaws”

“THE MERGER AGREEMENT - Treatment of Company Common Stock and Equity Awards”

“THE MERGER AGREEMENT - Exchange and Payment Procedures”

“THE MERGER AGREEMENT - Dissenter’s Rights”

“THE MERGER AGREEMENT - Covenants of the Company”

“THE MERGER AGREEMENT - Covenants of Gentex”

“MERGER-RELATED EXECUTIVE COMPENSATION ARRANGEMENTS (THE COMPENSATION PROPOSAL - PROPOSAL 2)”

“DELISTING AND DEREGISTRATION OF COMMON STOCK”

Annex A - Agreement and Plan of Merger

Item 8.   Fairness of the Transaction

(a), (b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“SPECIAL FACTORS - Background of the Merger”

“SPECIAL FACTORS - Purpose and Reasons of the Company for the Merger; Recommendation of the Company Board and the Transaction Committee; Fairness of the Merger”

“SPECIAL FACTORS - Opinion of Solomon Partners”

“SPECIAL FACTORS - Position of the Gentex Group as to the Fairness of the Merger”

“SPECIAL FACTORS - Purpose and Reasons of the Gentex Group for the Merger”

“SPECIAL FACTORS - Interests of Executive Officers and Directors of the Company in the Merger”

“THE MERGER AGREEMENT - Covenants of Gentex”

Annex C - Opinion of Solomon Partners Securities, LLC

(c)  Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“SPECIAL FACTORS - Purpose and Reasons of the Company for the Merger; Recommendation of the Company Board and the Transaction Committee; Fairness of the Merger”

“SPECIAL FACTORS – Intent of the Directors and Executive Officers to Vote in Favor of the Merger”

“THE SPECIAL MEETING - Vote Required”

“THE SPECIAL MEETING - Voting Intentions of the Company’s Directors and Executive Officers”

“THE SPECIAL MEETING - Voting”

“THE MERGER (THE MERGER PROPOSAL - PROPOSAL 1)”

Annex A - Agreement and Plan of Merger

(d)  Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS - Background of the Merger”

“SPECIAL FACTORS - Purpose and Reasons of the Company for the Merger; Recommendation of the Company Board and the Transaction Committee; Fairness of the Merger”

“SPECIAL FACTORS - Opinion of Solomon Partners”

“SPECIAL FACTORS - Position of the Gentex Group as to the Fairness of the Merger”

(e)  Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“SPECIAL FACTORS - Background of the Merger”

“SPECIAL FACTORS - Purpose and Reasons of the Company for the Merger; Recommendation of the Company Board and the Transaction Committee; Fairness of the Merger”

“SPECIAL FACTORS - Position of the Gentex Group as to the Fairness of the Merger”

“THE SPECIAL MEETING - Recommendation of the Company Board”

(f)  Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS - Background of the Merger”

“SPECIAL FACTORS - Purpose and Reasons of the Company for the Merger; Recommendation of the Company Board and the Transaction Committee; Fairness of the Merger”

“SPECIAL FACTORS - Position of the Gentex Group as to the Fairness of the Merger”

“THE MERGER AGREEMENT - Acquisition Proposals”

Annex A - Agreement and Plan of Merger

Item 9.   Reports, Opinions, Appraisals and Negotiations

(a)-(c) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“SPECIAL FACTORS - Background of the Merger”

“SPECIAL FACTORS - Purpose and Reasons of the Company for the Merger; Recommendation of the Company Board and the Transaction Committee; Fairness of the Merger”

“SPECIAL FACTORS - Opinion of Solomon Partners”

“SPECIAL FACTORS - Position of the Gentex Group as to the Fairness of the Merger”

“WHERE YOU CAN FIND MORE INFORMATION”

Annex C - Opinion of Solomon Partners Securities, LLC

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested equity security holder of the Company or representative who has been so designated in writing.

Item 10. Source and Amount of Funds or Other Consideration

(a), (b) Source of Funds; Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS - Financing of the Merger”

“SPECIAL FACTORS - Interests of Executive Officers and Directors of the Company in the Merger”

“THE MERGER AGREEMENT - Exchange and Payment Procedures”

“THE MERGER AGREEMENT - Covenants of the Company - Conduct of Our Business Pending the Merger”

“THE MERGER AGREEMENT - Conditions to the Merger”

Annex A - Agreement and Plan of Merger

(c)  Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS - Fees and Expenses”

“THE MERGER AGREEMENT - Termination”

“THE MERGER AGREEMENT - Termination Fee”

“THE MERGER AGREEMENT - Fees and Expenses”

“THE SPECIAL MEETING - Solicitation of Proxies; Payment of Solicitation Expenses”

Annex A - Agreement and Plan of Merger

(d)  Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS - Financing of the Merger”

Item 11. Interest in Securities of the Subject Company

(a)  Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“SPECIAL FACTORS - Certain Effects of the Merger”

“SPECIAL FACTORS - Interests of Executive Officers and Directors of the Company in the Merger”

“SPECIAL FACTORS - Intent of the Directors and Executive Officers to Vote in Favor of the Merger”

“SPECIAL FACTORS – Intent of the Gentex Group to Vote in Favor of the Merger”

“SPECIAL FACTORS - Voting and Support Agreement”

“THE SPECIAL MEETING - Voting Intentions of the Company’s Directors and Executive Officers”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY - Security Ownership of Certain Beneficial Owners and Management”

Annex B - Voting and Support Agreement

(b)  Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS - Voting and Support Agreement”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY - Certain Transactions in the Shares of Company Common Stock”

Annex B - Voting and Support Agreement

Item 12. The Solicitation or Recommendation

(d)  Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“SPECIAL FACTORS - Background of the Merger”

“SPECIAL FACTORS - Purpose and Reasons of the Company for the Merger; Recommendation of the Company Board and the Transaction Committee; Fairness of the Merger”

“SPECIAL FACTORS - Intent of the Directors and Executive Officers to Vote in Favor of the Merger”

“SPECIAL FACTORS - Intent of the Gentex Group to Vote in Favor of the Merger”

“SPECIAL FACTORS - Voting and Support Agreement”

“THE SPECIAL MEETING - Voting Intentions of the Company’s Directors and Executive Officers”

Annex B - Voting and Support Agreement

(e)  Recommendation of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“SPECIAL FACTORS - Background of the Merger”

“SPECIAL FACTORS - Purpose and Reasons of the Company for the Merger; Recommendation of the Company Board and the Transaction Committee; Fairness of the Merger”

“SPECIAL FACTORS - Position of the Gentex Group as to the Fairness of the Merger”

“SPECIAL FACTORS - Purpose and Reasons of the Gentex Group for the Merger”

“THE SPECIAL MEETING – Recommendation of the Company Board”

“THE MERGER (THE MERGER PROPOSAL - PROPOSAL 1) - Vote Recommendation”

Item 13. Financial Statements

(a)  Financial Information. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS - Certain Effects of the Merger”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY - Book Value per Share”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY - Selected Historical Financial Data”

“WHERE YOU CAN FIND MORE INFORMATION”

(b)  Pro Forma Information. Not Applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

(a)  Solicitations or Recommendations. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“SPECIAL FACTORS - Background of the Merger”

“SPECIAL FACTORS - Purpose and Reasons of the Company for the Merger; Recommendation of the Company Board and the Transaction Committee; Fairness of the Merger”

“SPECIAL FACTORS - Fees and Expenses”

“THE SPECIAL MEETING - Solicitation of Proxies; Payment of Solicitation Expenses”

(b)  Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“THE SPECIAL MEETING”

“SPECIAL FACTORS - Background of the Merger”

“SPECIAL FACTORS - Purpose and Reasons of the Company for the Merger; Recommendation of the Company Board and the Transaction Committee; Fairness of the Merger”

“THE SPECIAL MEETING - Solicitation of Proxies; Payment of Solicitation Expenses”

Item 15. Additional Information

(b)  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS - Certain Effects of the Merger”

“SPECIAL FACTORS - Interests of Executive Officers and Directors of the Company in the Merger”

“THE MERGER AGREEMENT”

“MERGER-RELATED EXECUTIVE COMPENSATION ARRANGEMENTS (THE COMPENSATION PROPOSAL - PROPOSAL 2)”

Annex A - Agreement and Plan of Merger

(c)  Other Material Information. The entirety of the Proxy Statement, including all appendices thereto, is incorporated herein by reference.

Item 16. Exhibits

The following exhibits are filed herewith:

Exhibit No.	Description
(a)(2)(i)	Definitive Proxy Statement of VOXX International Corporation filed with the SEC on March 3, 2025 and incorporated herein by reference) (the “Definitive Proxy Statement”)
(a)(2)(ii)	Form of Proxy Card (included in the Definitive Proxy Statement and incorporated herein by reference)
(a)(2)(iii)	Letter to Stockholders (included in the Definitive Proxy Statement and incorporated herein by reference)
(a)(2)(iv)	Notice of Special Meeting of Stockholders (included in the Definitive Proxy Statement and incorporated herein by reference)
(a)(5)(i)	Press Release of VOXX International Corporation, dated December 18, 2024 (incorporated by reference to Exhibit 99.1 to VOXX International Corporation’s Form 8-K filed December 18, 2024)
(a)(5)(ii)	Email to Customers, Partners and Suppliers of VOXX International Corporation, dated December 18, 2024 (incorporated by reference to the Schedule 14A filed on December 18, 2024)
(a)(5)(iii)	Letter to VOXX International Corporation employees, dated December 18, 2024 (incorporated by reference to the Schedule 14A filed on December 18, 2024)
(a)(5)(iv)	Press Release of Gentex Corporation, dated December 18, 2024 (incorporated by reference to Exhibit 99.1 to Gentex Corporation's Form 8-K filed December 18, 2024)
(a)(5)(v)	Press Release of VOXX International Corporation, dated February 7, 2025 (incorporated by reference to Exhibit 99.1 to VOXX International Corporation’s Form 8-K filed February 10, 2025)
(b)(i)	Amended Credit Agreement by Gentex Corporation as the Borrower, the Guarantors from Time to Time Party Thereto, and the Lenders Party Thereto, and PNC, National Association as Administrative Agent, dated as of February 21, 2023 (incorporated by reference to Exhibit 10.14 of the Annual Report on Form 10-K filed February 22, 2023)
(c)(i)	Opinion of Solomon Partners Securities, LLC (included as Annex C to the Definitive Proxy Statement, and incorporated herein by reference)
(c)(ii)	Discussion Materials of Solomon Partners Securities, LLC prepared for the Transaction Committee, dated September 2024** +
(c)(iii)	Discussion Materials of Solomon Partners Securities, LLC prepared for the Transaction Committee, dated November 15, 2024** +
(c)(iv)	Discussion Materials of Solomon Partners Securities, LLC prepared for the Transaction Committee and the Company Board, dated December 13, 2024+
(c)(v)	Discussion Materials of Solomon Partners Securities, LLC prepared for the Transaction Committee and the Company Board, dated December 17, 2024+
(d)(i)	Agreement and Plan of Merger, dated December 17, 2024, by and among VOXX International Corporation, Gentex Corporation and Instrument Merger Sub, Inc. (included as Annex A to the Definitive Proxy Statement, and incorporated herein by reference)
(d)(ii)	Voting and Support Agreement, dated December 17, 2024, by and among Gentex Corporation, Instrument Merger Sub, Inc., Shalvoxx A Holdco LLC, Shalvoxx B Holdco LLC, Ari Shalam and certain Shalam family members (included as Annex B to the Definitive Proxy Statement, and incorporated herein by reference)
(f)	Section 262 of the DGCL (included as Annex D to the Definitive Proxy Statement, and incorporated herein by reference)
(g)	Not Applicable.
107	Filing Fee Table.+

** Certain portions of this exhibit have ben redacted and separately filed with the SEC pursuant to a request for confidential treatment.

+Previously filed with the Transaction Statement on Schedule 13E-3 filed with the SEC on January 27, 2025.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VOXX INTERNATIONAL CORPORATION

By:	/s/ Patrick M. Lavelle
	Name:	Patrick M. Lavelle
	Title:	Chief Executive Officer

Date:	March 3, 2025

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENTEX CORPORATION

By:	/s/ Kevin Nash
	Name:	Kevin Nash
	Title:	Vice President, Finance, Chief Financial Officer and Treasurer

Date:	March 3, 2025

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INSTRUMENT MERGER SUB, INC.

By:	/s/ Kevin Nash
	Name:	Kevin Nash
	Title:	Chief Financial Officer and Treasurer

Date:	March 3, 2025